Exhibit 2.4
License Agreement
By and Among
Axcan Holdings Inc.,
Axcan Lone Star Inc.
and
Mpex Pharmaceuticals, Inc.
April 11, 2011

LICENSE AGREEMENT
     This License Agreement (this “Agreement”) is entered into and made effective as of the 11th day of April, 2011 (the “Effective Date”) by and among Mpex Pharmaceuticals, Inc., a Delaware corporation having its principal place of business at 11535 Sorrento Valley Road, San Diego, CA 92121 (the “Company”), Axcan Holdings Inc., a Delaware corporation having offices at 100 Somerset Corporate Boulevard, Bridgewater, New Jersey 08807 (“Acquiror”), and Axcan Lone Star Inc., a Delaware corporation and indirect wholly owned subsidiary of Acquiror (“Sub”, and collectively with Acquiror, “Axcan”). The Company and Axcan are each referred to herein by name or as a “Party” or, collectively, as “Parties.”
RECITALS
     Whereas, the Company possesses proprietary technology and know-how related to the Product (as defined below);
     Whereas, as of the Effective Date, the Company, Acquiror and Sub have entered into that certain Development Agreement (the “Development Agreement”) with respect to the development and pre-commercialization activities with respect to the Product;
     Whereas, as of the Effective Date, the Company, Acquiror, Sub and the Securityholders’ Representative Committee have entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Acquiror has the right to acquire all outstanding shares of the Company on the terms and conditions set forth in the Merger Agreement, and the Company, Acquiror and Sub have entered into that certain Option Agreement (the “Option Agreement”), pursuant to which Axcan has an option to terminate the Merger Agreement in accordance with the terms and conditions set forth in the Option Agreement; and
     Whereas, Axcan wishes to have, and the Company wishes to grant to Axcan, a non-exclusive license for Axcan to develop the Product during the term of the Option Agreement and the Merger Agreement.
     Now, therefore, in consideration of the premises and mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:
ARTICLE 1
DEFINITIONS
As used in this Agreement, the following terms shall have the meanings set forth in this ARTICLE 1, and any other capitalized terms that are not otherwise defined herein shall have the respective meanings given to them in the Merger Agreement:
     1.1 “AAA” has the meaning assigned to such term in Section 5.2.3.

     1.2 “Acquiror” has the meaning assigned to such term in the Preamble.
     1.3 “Aeroquin™ IP” has the meaning assigned to such term in the Option Agreement.
     1.4 “Affiliate” means any Person, whether de jure or de facto, which directly or indirectly through one (1) or more intermediaries controls, is controlled by or is under common control with a Party. A Person shall be deemed to “control” another Person if it (a) owns, directly or indirectly, beneficially or legally, at least fifty percent (50%) of the outstanding voting securities or capital stock (or such lesser percentage which is the maximum allowed to be owned by a Person in a particular jurisdiction) of such other Person, or has other comparable ownership interest with respect to any Person other than a corporation; or (b) has the power, whether pursuant to contract, ownership of securities or otherwise, to direct the management and policies of the Person. For the purposes of clarity, the Company is not an Affiliate of Axcan or any of its subsidiaries at any time prior to the closing of the Merger in accordance with the terms of the Merger Agreement, if any.
     1.5 “Agreement” has the meaning assigned to such term in the Preamble.
     1.6 “Arbitration Request” has the meaning assigned to such term in Section 5.2.
     1.7 “Axcan” has the meaning assigned to such term in the Preamble.
     1.8 “Company” has the meaning assigned to such term in the Preamble.
     1.9 “Control,” “Controls,” “Controlled” or “Controlling” means possession of the ability to grant the licenses or sublicenses without violating the terms of any agreement or other arrangement with any Third Party.
     1.10 “Development Agreement” has the meaning assigned to such term in the Recitals.
     1.11 “Development IP” means any and all intellectual property (including Patents, Information and copyrights) arising after the Effective Date and resulting directly or indirectly from the Company’s performance of the Development Plan. For clarity, the phrase “the Company’s performance” in the preceding sentence refers to both (a) the performance of the Company between the Effective Date and the date of assumption of the Development Agreement by Spinco pursuant to Section 2.1 of the Development Agreement and (b) the performance of Spinco between the date of assumption of the Development Agreement by Spinco pursuant to Section 2.1 of the Development Agreement and the end of the “Term” of the Development Agreement.
     1.12 “Effective Date” has the meaning assigned to such term in the Preamble.
     1.13 “Executive Officers” has the meaning assigned to such term in the Development Agreement.

     1.14 “Information” means all tangible and intangible (a) information, techniques, technology, practices, trade secrets, inventions (whether patentable or not), methods, knowledge, know-how, skill, experience, data, results (including pharmacological, biological, chemical, biochemical, toxicological and clinical test data and results), analytical and quality control data, results or descriptions, software and algorithms and (b) compositions of matter, cells, cell lines, assays, animal models and physical, biological or chemical material. As used in the preceding sentence, “clinical test data” shall be deemed to include all information related to the clinical or pre-clinical testing, including patient report forms, investigators’ reports, biostatistical, pharmaco-economic and other related analyses, regulatory filings and communications, and the like.
     1.15 “Merger Agreement” has the meaning assigned to such term in the Recitals.
     1.16 “Option Agreement” has the meaning assigned to such term in the Recitals.
     1.17 “Party” or “Parties” has the meaning assigned to such term in the Preamble.
     1.18 “Patent” has the meaning assigned to such term in the Development Agreement.
     1.19 “Product” means the pharmaceutical product currently identified as Aeroquin™, consisting of the levofloxacin compound that is formulated for delivery through the device currently identified as the PARI eFlow® Device.
     1.20 “Sub” has the meaning assigned to such term in the Preamble.
     1.21 “Term” has the meaning assigned to such term in Section 3.1.
     1.22 “Third Party” means any entity other than the Company, Acquiror, Sub or an Affiliate of the Company, Acquiror or Sub.
     1.23 “United States” or “U.S.” means the United States of America.
ARTICLE 2
DEVELOPMENT LICENSE
     2.1 Development License. The Company hereby grants Axcan a non-exclusive, worldwide, fully paid, royalty-free (except for payments, earn-out payments and milestone payments required under the Development Agreement, Option Agreement and Merger Agreement) license, under the Aeroquin™ IP and Development IP, to Develop (as defined in the Development Agreement) and have Developed the Product. For purposes of clarity, in no event shall Axcan be deemed to have a license, under the Aeroquin™ IP or Development IP, to Commercialize (as defined in the Development Agreement) or otherwise sell the Product under this Agreement or the Development Agreement.

ARTICLE 3
TERM AND TERMINATION
     3.1 Term; Expiration. This Agreement shall become effective as of the Effective Date and, unless earlier terminated pursuant to the other provisions of this ARTICLE 3, shall expire upon the earliest of (a) termination of the Development Agreement, (b) the Effective Time and (c) delivery of a Termination Notice (as defined in the Option Agreement) as contemplated by Section 2.3.2 of the Option Agreement (the “Term”).
     3.2 Termination by the Parties. Notwithstanding Section 3.1 above, either Party may, without prejudice to any other remedies available to it at law or in equity, terminate this Agreement in the event the other Party shall have materially breached any of its representations or warranties, or shall have materially breached or defaulted in the performance of any of its material obligations, hereunder; provided, however, that, if such breach or default is curable, then the breaching or defaulting Party shall have thirty (30) calendar days after the other Party provides it with written notice of breach or default, such notice describing with particularity and in detail the alleged material breach or material default, to cure such breach or default. Any such termination of this Agreement under this Section 3.2 shall become effective upon notice of the breach or default, or, if applicable, at the end of such thirty (30) calendar day period, unless such breach or default was cured prior to the expiration of such thirty (30) calendar day period. The right of the Parties to terminate this Agreement as provided in this Section 3.2 shall not be affected in any way by a Party’s waiver or failure to take action with respect to any previous default.
     3.3 Accrued Rights; Surviving Provisions of the Agreement.
          (a) In the event of the expiration or any termination of this Agreement, notwithstanding anything contained herein to the contrary, all rights granted to Axcan shall terminate; provided, however, that any rights granted to Axcan pursuant to the applicable definitions in ARTICLE 1 and/or the provisions in ARTICLE 5 shall survive the termination or expiration of this Agreement for any reason in accordance with Section 3.3(c).
          (b) Termination, relinquishment or expiration of this Agreement for any reason shall be without prejudice to any rights that shall have accrued to the benefit of any Party prior to such termination, relinquishment or expiration, including any and all damages arising from any breach or default hereunder. Such termination, relinquishment or expiration shall not relieve any Party from obligations which are expressly indicated to survive termination of this Agreement.
          (c) Any applicable definitions in ARTICLE 1 and the provisions in ARTICLE 5, shall survive the termination or expiration of this Agreement for any reason, in accordance with their respective terms and conditions, and for the duration stated, and where no duration is stated, shall survive indefinitely.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES
     4.1 Each Party represents and warrants to the other Party as follows:
          4.1.1 Such Party is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Such Party is not in violation of any of the provisions of its certificate of incorporation or by-laws.
          4.1.2 Such Party has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by such Party of this Agreement, and the consummation by such Party of the transactions contemplated hereby, have been duly and validly authorized by the board of director of such Party. This Agreement has been duly and validly executed and delivered by such Party, and constitutes a valid and binding obligation of such Party enforceable against such Party in accordance with its terms.
          4.1.3 The execution and delivery of this Agreement by such Party do not, and neither the consummation of the transactions contemplated hereby nor compliance by such Party with any provisions of this Agreement will, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or obligate such Party to make any payment under (i) any provision of its certificate of incorporation or by-laws, as amended to date, or (ii) any Legal Requirement.
ARTICLE 5
MISCELLANEOUS
     5.1 Dispute Resolution. Unless otherwise set forth in this Agreement, in the event of a dispute arising under this Agreement between the Parties, either Party shall have a right to refer such dispute to the Executive Officers, and the Executive Officers shall attempt in good faith to resolve such dispute. If the Parties are unable to resolve a given dispute pursuant to this Section 5.1 within thirty (30) calendar days of referring such dispute to the Executive Officers, either Party may have the given dispute settled by binding arbitration pursuant to Section 5.2.
     5.2 Arbitration Request. If a Party intends to begin an arbitration to resolve a dispute arising under this Agreement, such Party shall provide written notice (the “Arbitration Request”) to the other Party of such intention and the issues for resolution. From the date of the Arbitration Request and until such time as the dispute has become finally settled, the running of the time periods as to which Party must cure a breach of this Agreement becomes suspended as to any breach that is the subject matter of the dispute.

          5.2.1 Additional Issues. Within twenty (20) Business Days after the receipt of the Arbitration Request, the other Party may, by written notice, add additional issues for resolution.
          5.2.2 No Arbitration of Patent/Confidentiality Issues. Unless otherwise agreed by the Parties, disputes relating to Patents or non-disclosure, non-use or maintenance of Confidential Information shall not be subject to arbitration, and shall be submitted to a court of competent jurisdiction.
          5.2.3 Arbitration Procedure. The Arbitration shall be held in the continental United States under the rules of the American Arbitration Association (“AAA”). The arbitration shall be conducted by three (3) arbitrators who are knowledgeable in the subject matter at issue in the dispute. One (1) arbitrator will be selected by the Company, one (1) arbitrator will be selected by Axcan, and the third arbitrator will be selected by mutual agreement of the two (2) arbitrators selected by the Parties. The arbitrators may proceed to an award, notwithstanding the failure of either Party to participate in the proceedings. The arbitrators shall, within fifteen (15) calendar days after the conclusion of the arbitration hearing, issue a written award and statement of decision describing the essential findings and conclusions on which the award is based, including the calculation of any damages awarded. The arbitrators shall be authorized to award compensatory damages, but shall not be authorized to award non-economic damages or punitive, special, consequential, or any other similar form of damages, or to reform, modify or materially change this Agreement. The arbitrators also shall be authorized to grant any temporary, preliminary or permanent equitable remedy or relief the arbitrators deem just and equitable and within the scope of this Agreement, including an injunction or order for specific performance. The award of the arbitrators shall be the sole and exclusive remedy of the Parties (except for those remedies set forth in this Agreement), the Parties hereby expressly agree to waive the right to appeal from the decisions of the arbitrators, and there shall be no appeal to any court or other authority (government or private) from the decision of the arbitrators. Judgment on the award rendered by the arbitrators may be enforced in any court having competent jurisdiction thereof, subject only to revocation on grounds of fraud or clear bias on the part of the arbitrators. Notwithstanding anything contained in this Section 5.2 to the contrary, each Party shall have the right to institute judicial proceedings against the other Party or anyone acting by, through or under such other Party, in order to enforce the instituting Party’s rights hereunder through specific performance, injunction or similar equitable relief.
     5.3 Costs. Each Party shall bear its own attorneys’ fees, costs and disbursements arising out of the arbitration, and shall pay an equal share of the fees and costs of the arbitrators; provided, however, that the arbitrators shall be authorized to determine whether a Party is the prevailing Party, and if so, to award to that prevailing Party reimbursement for its reasonable attorneys’ fees, costs and disbursements (including, for example, expert witness fees and expenses, photocopy charges and travel expenses).

     5.4 Confidentiality. All proceedings and decisions of the arbitrators shall be deemed Confidential Information of each of the Parties.
     5.5 Governing Law. This Agreement and any dispute arising from the performance or breach hereof shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to conflicts of laws principles.
     5.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any Party without the prior written consent of the other Party, and any such assignment without such prior written consent shall be null and void. Any change of control, merger, consolidation or otherwise or sale of substantially all of the assets of a Party shall be deemed an assignment or delegation of this Agreement. Notwithstanding the foregoing, either Party may assign this Agreement to any direct or indirect wholly owned subsidiary of such Party without the prior consent of other Party; provided, however, that such Party shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.
     5.7 Specific Performance. The Parties acknowledge and agree that monetary damages would not adequately compensate an injured party for the breach of this Agreement by the other Party, that this Agreement shall be specifically enforceable and that any breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each Party hereto waives any claim or defense that there is an adequate remedy at law for such breach.
     5.8 Notices. Any notice or request required or permitted to be given under or in connection with this Agreement shall be deemed to have been sufficiently given if in writing and personally delivered or sent by certified mail (return receipt requested), facsimile transmission (receipt verified) or overnight express courier service (signature required), prepaid, to the Party for which such notice is intended, at the address set forth for such Party below:

If to the Company, addressed to:	Mpex Pharmaceuticals, Inc. 11535 Sorrento Valley Road San Diego, CA 92121 Attention: President Facsimile: (858) 436-3143

with a copy to:	DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, CA 92121 Attention: Ross L. Burningham Facsimile: (858) 638-5023

If to Axcan, addressed to:	Axcan Holdings Inc. 100 Somerset Corporate Boulevard Bridgewater, New Jersey 08807 Attention: Frank Verwiel Facsimile: (908) 252-2026

with a copy to:	Axcan Holdings Inc. 100 Somerset Corporate Boulevard Bridgewater, New Jersey 08807 Attention: Terri Stevens Facsimile: (908) 927-9648

with a copy to:	Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199-3600 Attention: Marc A. Rubenstein Facsimile: (617) 235-0706
or to such other address for such Party as it shall have specified by like notice to the other Party, provided that notices of a change of address shall be effective only upon receipt thereof. If delivered personally or by facsimile transmission, the date of delivery shall be deemed to be the date on which such notice or request was given. If sent by overnight express courier service, the date of delivery shall be deemed to be the next Business Day after such notice or request was deposited with such service. If sent by certified mail, the date of delivery shall be deemed to be the third (3rd) Business Day after such notice or request was deposited with the U.S. Postal Service.
     5.9 Waiver. Neither Party may waive or release any of its rights or interests in this Agreement except in writing. The failure of either Party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition. No waiver by either Party of any condition or term in any one or more instances shall be construed as a continuing waiver of such condition or term or of another condition or term.
     5.10 Severability. If any provision hereof should be held invalid, illegal or unenforceable in any jurisdiction, the Parties shall negotiate in good faith a valid, legal and enforceable substitute provision that most nearly reflects the original intent of the Parties, and all other provisions hereof shall remain in full force and effect in such jurisdiction and shall be liberally construed in order to carry out the intentions of the Parties hereto as nearly as may be possible. Such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of such provision in any other jurisdiction.
     5.11 Further Assurances. Each of the Parties agrees to use its commercially reasonable efforts, and to cooperate with the other Party, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the transactions contemplated hereby.
     5.12 Entire Agreement. This Agreement, together with the Option Agreement, the Merger Agreement and the Development Agreement, set forth all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties hereto, and supersede and terminate all prior agreements and understanding between the Parties except for the Confidentiality Agreement (as defined in Section 5.2.1 of the Option Agreement). There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties other than as set forth herein and therein. No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the Parties hereto unless reduced to writing and signed by the respective authorized officers of the Parties.
     5.13 Headings; Interpretation. Headings used herein are for convenience only and shall not in any way affect the construction of or be taken into consideration in interpreting this Agreement. Further, in this Agreement: (a) the word “including” shall be deemed to be followed by the phrase “without limitation” or like expression; (b) the singular shall include the plural and vice versa; and (c) masculine, feminine and neuter pronouns and expressions shall be interchangeable.
     5.14 Parties in Interest. All of the terms and provisions of this Agreement shall be binding upon, and shall inure to the benefit of and be enforceable by the Parties hereto and their respective successors, heirs, administrators and permitted assigns. For the avoidance of doubt, at the Effective Time, the Surviving Corporation shall assume all of Sub’s obligations, and succeed to all of Sub’s rights, that survive the termination of this Agreement.
     5.15 Construction of Agreement. The terms and provisions of this Agreement represent the results of negotiations between the Parties and their representatives, each of which has been represented by counsel of its own choosing, and neither of which has acted under duress or compulsion, whether legal, economic or otherwise. Accordingly, the terms and provisions of this Agreement shall be interpreted and construed in accordance with their usual and customary meanings, and each of the Parties hereto hereby waives the application in connection with the interpretation and construction of this Agreement of any rule of law to the effect that ambiguous or conflicting terms or provisions contained in this Agreement shall be interpreted or construed against the Party whose attorney prepared the executed draft or any earlier draft of this Agreement.
     5.16 Counterparts. This Agreement may be signed in counterparts, each and every one of which shall be deemed an original, notwithstanding variations in format or file designation which may result from the electronic transmission, storage and printing of copies of this Agreement from separate computers or printers. Facsimile signatures and signatures transmitted via PDF shall be treated as original signatures.
* — * — * — *

     IN WITNESS WHEREOF, the Parties have caused this License Agreement to be executed by their duly authorized representatives as of the Effective Date.

MPEX PHARMACEUTICALS, INC.

By:	/s/ Daniel Burgess
Name:	Daniel Burgess
Title:	President and Chief Executive Officer

AXCAN HOLDINGS INC.

By:	/s/ Steve Gannon
Name:	Steve Gannon
Title:	Senior VP, Chief Financial Officer and Treasurer

AXCAN LONE STAR INC.

By:	/s/ Steve Gannon
Name:	Steve Gannon
Title:	Senior VP, Chief Financial Officer and Treasurer